# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Phunware, Inc., CIK 0001665300
CUSIP: 71948P209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1002 WEST AVENUE, 1002 WEST AVENUE, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001989386-26-000003
Filed by CIK 0001989386
Persons authorized to receive notices and communications: Huakun Ding, 8 The Green, Ste R,, Dover, Delaware (DE), 19901, 416-558-0050

## Reporting persons
- Goldenwise Capital Group Ltd (CIK 0001989386): type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 1,233,811; shared voting power 0; sole dispositive power 1,233,811; shared dispositive power 0; aggregate amount beneficially owned 1,233,811 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Phunware, Inc.
Address of issuer's principal executive offices: 1002 WEST AVENUE, 1002 WEST AVENUE, AUSTIN, Texas (TX), 78701

## Item 2. Identity and Background
Name of person filing:
GoldenFuture Capital Investment Ltd, a Cayman Islands limited liability company ("GoldenFuture Fund");

Goldenwise Capital Group Ltd, a Hong Kong limited liability company ("Goldenwise"), which serves as the investment manager of GoldenFuture Fund and certain separately managed accounts (the "SMAs");

Huakun Ding, who serves as the founder and director of Goldenwise and GoldenFture Fund.

This Statement is being filed by Huakun Ding, the controlling member of Goldenwise, which manages GoldenFuture Fund and cert ain SMAs.
Residence or business address: The principal office or business address of the Fund and Goldenwise is Level 28, The Lee Garden Two, 28 Yun Ping Road, Cause way Bay, Hong Kong
Present principal occupation or employment: ) The principal business of GoldenFuture Fund is investing in securities and engaging in all related activities and transactions. The p rincipal business of Goldenwise, is serving as the investment manager of GoldenFuture Fund and certain SMAs. The principal occ upation of Mr. Huakun Ding is serving as the CEO and Chief Investment Officer of Goldenwise.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of compet ent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GoldenFuture Fund is organized under the laws of the Cayman Islands. Goldenwise Capital Group Ltd is organized under the laws of Hongkong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares to which this Schedule 13D relates were purchased in open market on behalf of the Reporting Persons using the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) o f the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities reported herein was ap proximately USD $2,350,160, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported herein for investment purposes.

The Reporting Person intends to engage in discussions with the Company's board of directors and management regarding a range of matters, including, but not limited to, the Company's governance, capital allocation, strategic direction, and overall performance.

In furtherance of the foregoing, the Reporting Person has recently initiated contact with members of the Company's board of directors to seek constructive dialogue and to explore the possibility of contributing more directly to the Company's future, including through potential board representation.

The Reporting Person believes that there are opportunities to enhance shareholder value through improved alignment, governance, and execution, and intends to continue to evaluate all available options to achieve such objectives.

Depending on various factors, including, without limitation, market conditions, the Company's performance, and ongoing discussions with the Company and other shareholders, the Reporting Person may from time to time increase or decrease its beneficial ownership of the Company's securities, and may pursue various alternatives with respect to its investment, including engaging with other shareholders, seeking board representation, or pursuing other actions available to shareholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Goldenwise Capital Group Ltd beneficially owns 1,233,811 shares of Common Stock, representing 6.1% of all the outstanding sha res of Common Stock. The GoldenFuture Fund and certain SMAs are controlled by Goldenwise Capital Group. Therefore, Golden wise Capital Group may be deemed to beneficially own the 1,233,811 shares of Common Stock.

Mr. Ding, as the CEO of Goldenwise Capital Group may be deemed to beneficially own the 1,233,811 shares of Common Stock b eneficially owned by Goldenwise Capital Group through the GoldenFuture Fund and certain SMAs, representing 6.1% of all the out standing shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Goldenwise Capital Group and Mr. Ding may be deemed to have sole voting and dispositive power with respect to the 1,233,811.00 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule 1 hereto, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends fr om, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationships between Huakun Ding, Goldenwise Capital Group and GoldenFuture Fund are described above under Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Goldenwise Capital Group Ltd: Huakun Ding, Goldenwise Capital Group Ltd., CEO (03/31/2026)